May 14, 2008

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comtech Telecommunications Corp.
Form 10-K for fiscal year ended July 31, 2007
Filed September 19, 2007
File No. 0-07928

Dear Mr. Spirgel:

On behalf of our client, Comtech Telecommunications Corp. (the “Company”), I am responding to your letter dated May 7, 2008 to Mr. Michael D. Porcelain (the “Comment Letter”). To facilitate your review, I have repeated your original comments in the Comment Letter as set forth below in bold type and have listed the Company’s corresponding response below it in ordinary type.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 10

1.

We note your response to our prior comment two. In future filings, regardless of whether you do not disclose the specific performance targets due to competitive harm and materiality, you should provide specific detail as to which specific targets were exceeded, and by how much, so that investors may understand the components of any payout. For example, with respect to the 2007 performance measures, you should indicate Messrs.  Burt and McCollum’s level of achievement of each of the

PROSKAUER ROSE LLP

Mr. Larry Spirgel

United States Securities and Exchange Commission

May 14, 2008

Operating Profit, New Orders, Free Cash Flow and Personal Goal thresholds for 2007.

Response:

In future filings the Company will provide specific detail as to the level of achievement of each specific performance target (e.g., operating profit, new orders, free cash flow, and personal goal targets). The specific detail will include a description of which specific performance targets were exceeded and by how much.

Determination of Compensation Amounts for NEOs, page 12

2.

We note your response to our prior comment four. Please confirm that if you refer to your compensation committee’s use of compensation information of competitive companies in future filings, you will include the additional disclosure included in your response to this comment.

Response:

If the Company refers to the Executive Compensation Committee’s (the “ECC”) use of compensation information of competitive companies and the ECC has not obtained formal benchmarking studies, the Company will include the additional disclosure in its response to this comment set forth in the letter to the Commission dated May 2, 2008.

*	*	*

All notices and orders issued in connection with this application should be directed to the undersigned at Proskauer Rose LLP, 1585 Broadway, New York, New York 10036.

The Company understands and acknowledges that in response to your comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

PROSKAUER ROSE LLP

Mr. Larry Spirgel

United States Securities and Exchange Commission

May 14, 2008

If you have any questions or comments on the enclosed, please contact the undersigned.

Sincerely, /s/ Ira G. Bogner

Ira G. Bogner

cc:	Michael D. Porcelain
Senior Vice President and Chief Financial Officer

The Executive Compensation Committee of Comtech
Telecommunications Corp.

Robert Cantone, Esq.
Proskauer Rose LLP

Richard Catalano, Partner
KPMG LLP